Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the Securities and Exchange Commission (the “SEC”). On March 29, 2016, CP filed its definitive proxy statement (the “CP Definitive Proxy”) with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including the CP Definitive Proxy, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information about the interests of potential participants is included in the CP Definitive Proxy.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction;

changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Corporation’s Annual Report on Form 10-K filed with the SEC on February 29, 2016. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

An Opportunity
to Create Significant
Value for Norfolk Southern
Shareholders
Send a clear message to the
Norfolk Southern Board of Directors that
Norfolk Southern shareholders support a
path to superior value creation
USE YOUR GREEN PROXY
TO VOTE FOR CP’S PROPOSED
SHAREHOLDER RESOLUTION TODAY
LETTER TO SHAREHOLDERS OF NORFOLK SOUTHERN CORPORATION
FOR MORE INFORMATION VISIT CPCONSOLIDATION.COM

LETTER TO SHAREHOLDERS OF NORFOLK SOUTHERN CORPORATION
FOR MORE INFORMATION VISIT CPCONSOLIDATION.COM
AN OPEN LETTER
FROM CANADIAN PACIFIC
CEO E . HUNTER HARRISON
TO THE SHAREHOLDERS OF
NORFOLK SOUTHERN
Dear Norfolk Southern shareholder:
By now you will have received a copy of Canadian Pacific’s (CP) proxy statement containing CP’s shareholder resolution to be voted on at the Norfolk Southern (NS) annual meeting of shareholders on May 12, 2016. The resolution poses a simple but important question to NS shareholders – Do you want the NS Board of Directors to engage in good faith discussions with CP regarding a business combination involving CP and NS?
I am confident that bringing these two great and historic companies together would unlock significant shareholder value, and I encourage you to vote the GREEN proxy card in favor of the CP shareholder resolution to engage in good faith discussions.
I expect that by now you will also have received proxy materials from NS. In its own definitive proxy statement, NS stated: “[The] Shareholder Proposal from Canadian Pacific is Unnecessary Because Norfolk Southern Would Have Discussions with CP if it Obtains a Declaratory Order and States a Willingness to Meaningfully Increase its Offer.”
On this point, I want to be clear – if the NS Board of Directors is willing to sit down and engage in constructive discussions regarding a potential combination and how we can create value together, I will make myself available. Anytime and anywhere.
Since we first expressed interest in building a transformational, coast-to-coast railroad with NS, we have been flexible on price and open-minded on transaction structure. In fact, the only point we have been firm on is our belief that negotiations must be in good faith and as part of face-to-face discussions. I believe we can find common ground on the issues that stand between us – price and regulatory uncertainty – but we need to sit down and talk in order to resolve them.

LETTER TO SHAREHOLDERS OF NORFOLK SOUTHERN CORPORATION
FOR MORE INFORMATION VISIT CPCONSOLIDATION.COM
CP IS FLEXIBLE ON TRANSACTION STRUCTURE AND COMMITTED TO ADDRESSING
REGULATORY RISK
A CP-NS combination would create a true end-to-end transcontinental railroad that I believe would enhance competition, benefit the public and drive economic growth. I also recognize that such a combination would first require the approval of the U.S. Surface Transportation Board (STB) and other regulators. That’s why we have taken a thoughtful and comprehensive approach to addressing the regulatory process, offering a voting trust structure as the fastest way for NS shareholders to receive consideration for their shares.
That being said, CP has been and remains flexible on the structure of a potential combination.
As we’ve made clear, the voting trust is not a condition of our offer. Just as we’ve been flexible with price, we are flexible on structure.
CP IS NOW SEEKING A DECLARATORY ORDER TO PROVIDE GREATER REGULATORY CLARITY
We believe that NS has hidden behind regulatory uncertainty as a reason not to engage in discussions with CP. To address this concern, CP proactively petitioned the STB on March 2 for a declaratory order confirming the viability of the voting trust structure CP has suggested as part of the proposed merger. We have asked for this order on an expedited basis and we are hopeful the STB can provide guidance soon.
However, neither the use of a voting trust nor receipt of a favorable declaratory order from the STB has ever been a condition of any of our three proposals to date, and we remain open to considering any alternative transaction structures which NS might propose. Accordingly, we do not see any reason that receipt of a declaratory order should be a precondition to NS having any kind of discussions with CP. By continuing to insist on receipt of the order before talking to us, we believe that NS is hiding behind claims of regulatory uncertainty to avoid engaging on a transaction that would clearly benefit their shareholders.
STRONG TRACK RECORD OF VALUE CREATION
CP shares have appreciated on the NYSE by 78% over my tenure at CP with the market capitalization up over USD$7 billion. We are confident that we can bring operational improvements to NS similar to those we have achieved in a short period of time at CP and, in the process, deliver significant value to NS shareholders.
THE DECISION NOW SITS WITH NS SHAREHOLDERS
From the beginning of this process, NS shareholders have been telling us that the NS Board of Directors should, at the very least, sit down and talk to CP about a potential combination. Our shareholder resolution asks NS shareholders to formally express this opinion.

LETTER TO SHAREHOLDERS OF NORFOLK SOUTHERN CORPORATION
FOR MORE INFORMATION VISIT CPCONSOLIDATION.COM
This is a vote to encourage a discussion between our companies.
That discussion is an important first step to unlocking an opportunity to create significant value for NS shareholders.
CP remains open to working with the NS Board of Directors to structure a transaction that will better serve customers, enhance competition and create far more shareholder value than NS’ standalone strategic plan. Since NS has been unwilling to engage in those discussions, we are asking you, the shareholders, to voice your opinion. It’s time your voices were heard.
I thank you for your support.
Sincerely,
E. Hunter Harrison
Chief Executive Officer
Canadian Pacific
WE URGE YOU TO SEND THIS IMPORTANT MESSAGE TO THE NS BOARD OF DIRECTORS
BY COMPLETING, SIGNING, DATING AND RETURNING THE GREEN PROXY CARD TO
D.F. KING TODAY (OR BY SUBMITTING YOUR PROXY BY INTERNET OR PHONE).
PLEASE RETURN YOUR GREEN PROXY CARD
VOTING “FOR” THE PROPOSED RESOLUTION TODAY.
If you have any questions or require any assistance, please contact:
D.F. King & Co., Inc. (“D.F. King”), proxy solicitor for CP, toll free at 1 (800) 252-8173.
Bank brokers and callers from other countries may call collect at (212) 269-5550. Or E-mail: NS-CP@dfking.com.